UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Woori Bank ———————————————————————————————————
(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul 04632, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Change in the Number of Shares Owned by the Largest Shareholder of Woori Bank

On June 26, 2017, Woori Bank reported that, as of June 22, 2017, the number of shares owned by its largest shareholder, the Korea Deposit Insurance Corporation
(the “KDIC”), decreased from 132,897,007 shares of common stock to 131,697,007 shares of common stock, decreasing the KDIC’s equity stake in Woori Bank from
19.66% to 19.48%.

The change in the number of shares was caused by the sale of such shares in accordance with the privatization plan of Woori Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank

Date: June 26, 2017	By:	/s/ Hyun Seok Shin
	Name:	Hyun Seok Shin
	Title:	Executive Vice President